March 28, 2025

Seto Wai Yue
Chief Executive Officer
Dreamland Limited
c/o No. 5, 17th Floor
PeakCastle, No. 476 Castle Peak Road
Cheung Sha Wan
Kowloon, Hong Kong

       Re: Dreamland Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted March 17, 2025
           CIK No. 0002041338
Dear Seto Wai Yue:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
General

1.     We note that you have included a resale prospectus alternate cover page.
Please
       include on the resale prospectus alternate cover page the same disclosure you provide on your public offering prospectus cover page relating to the legal and operational risks associated with China-based companies and your status as a "controlled company" as defined under the Nasdaq Stock Market Rules. For guidance, refer to the
       Sample Letter to Companies Regarding China-Specific Disclosures on our website.
 March 28, 2025
Page 2

Prospectus Summary
Corporate Structure, page 6

2.     The organizational chart on page 6 indicates that Ms. Seto will own
70.81% of
       Dreamland Limited following the offering, and the paragraph above the organizational chart states that "[a]ll percentages reflected the voting ownership
       interests instead of the equity interests held by each of our shareholders given that each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary
       Share and each holder of Class B Ordinary Shares is entitled to twelve
(12) votes per
       one Class B Ordinary Share." Please reconcile this disclosure with your disclosure elsewhere that when accounting for beneficial ownership of both Class A and Class B
       Ordinary Shares, Ms. Seto will hold 79.13% of the total aggregate voting power of the company after the offering. Additionally, reconcile your disclosure on page 12, under
       Implications of Being a "Controlled Company," that Ms. Seto will be the beneficial owner of 79.15% of the total aggregate voting power of the company. Please also clarify whether the post-offering percentages take into account the resale of Class A
       Ordinary Shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Description and Analysis of Principal Components of Our Results of Operations, page 59

3. Please provide a discussion of financial condition, changes in financial condition and results of operations for the year ended March 31, 2024. See Item 4 of Form F-1 and
       Item 5 of Form 20-F.
        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Gessert at 202-551-2326 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Louise Liu, Esq.